Exhibit 21

LIST OF SUBSIDIARIES

	Jurisdiction of	%
Name of Subsidiary	Organization	Ownership
Leewell Investment Group Limited	Hong Kong	100%
Qingdao Oumei Real Estate Development Co., Ltd.	People’s Republic of China	100%
Qingdao Xudong Real Estate Development Co., Ltd.	People’s Republic of China	100%
Weihai Mingwei Industry Co., Ltd.	People’s Republic of China	100%
Weihai Economic & Technology Development Zone Longhai Properties Co., Ltd.	People’s Republic of China	100%
Weifang Longhai Industry Co., Ltd.	People’s Republic of China	100%
Weifang Longhai Zhiye Co., Ltd.	People’s Republic of China	100%
Weifang Qilu Guotai Properties Co., Ltd.	People’s Republic of China	100%
Longhai Hotel Co., Ltd.	People’s Republic of China	100%
Longhai Real Estate Properties Co., Ltd.	People’s Republic of China	100%
Caoxian Industrial Properties Co., Ltd.	People’s Republic of China	100%